

Mailstop 3233

November 16, 2015

<u>Via E-mail</u>
Ms. Christine Battist
Chief Financial Officer
Silver Bay Realty Trust Corp.
3300 Fernbrook Lane North, Suite 210
Plymouth, MN 55447

> **Re:** **Silver Bay Realty Trust Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-35760**
>
> **Form 8-K for the quarterly period ended September 30, 2015**
> **Filed November 4, 2015**
> **File No. 001-35760**

Dear Ms. Battist:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Note 10 – Related Party Transactions

Management Internalization Transaction, page 84

1.   We note that the issuance of the common units related to the management internalization was recognized as an expense as it represented the cost of terminating the advisory management fee agreement. Please clarify your basis in GAAP for the accounting treatment applied.   Disclosure elsewhere within your annual report alludes to the fact that you now own all material assets and intellectual property rights of your former manager however it is not evident that you have recognized any tangible or intangible assets as a part of this transaction beyond cash acquired. Your response should clarify this discrepancy, discuss all relevant facts and circumstances and identify specific GAAP literature that supports your accounting conclusions. As a part of your response, please also address your consideration of the guidance in Topic 805 of the Financial Accounting Standards Codification.

Form 8-K for the quarterly period ended September 30, 2015

2.   Please consider revising your disclosure in future quarterly press releases to include the following with respect to your calculation of net asset value:

   •   Please include a more detailed description of your AVM model, the inputs that go into the calculation and its limitations. Your discussion of the limitations of the model should include a statement that the values have not been audited.
   •   Please include a statement that the values calculated by your AVM model are not net of selling costs.
   •   Please describe the process used by management to assess the reasonableness of the values calculated by the AVM model. Your disclosure should include a discussion of why management believes the AVM model provides a fair assessment of the value of your portfolio.
   •   Please include a discussion of how you adjust the AVMs for the physical condition of the property. In your response, please tell us if a property manager, or individual in a similar role, provides any additional information that is considered in assessing the need to adjust the AVM values.

        Please provide us with a sample of your proposed revised disclosure in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities